June 14, 2019

Amir Aghdaei
Chief Executive Officer
Envista Holdings Corporation
200 S. Kraemer Blvd., Building E
Brea, California 92821

       Re: Envista Holdings Corporation
           Draft Registration Statement on Form S-1
           Submitted May 20, 2019
           CIK No. 0001757073

Dear Mr. Aghdaei:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted May 20, 2019

Risks Related to the Separation and our Relationship with Danaher, page 5

1. Revise the sixth bullet point to discuss the elimination of the conversion feature upon transfer of the Class B shares.
2. We note your disclosure in the last bullet point that you will have debt obligations following your separation from Danaher. Please revise to quantify the debt obligations.
 Amir Aghdaei
FirstName LastNameAmir Aghdaei
Envista Holdings Corporation
Comapany NameEnvista Holdings Corporation
June 14, 2019
June 14, 2019 Page 2
Page 2
FirstName LastName
Following the separation and this offering..., page 31

3. Revise to disclose the percentage of outstanding shares that high-vote shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.
Our Class B common stock may remain as a separate class..., page 32

4. Revise to discuss the elimination of the conversion feature of your Class B shares upon transfer, as discussed on page 134, and its impact on Class A shareholders. Also, revise your disclosure here and on page 134 to discuss the likelihood of mandatory conversion by shareholder approval given the high-vote status of the Class B shares.
We cannot predict the impact our dual class structure..., page 38

5. Revise your disclosure to discuss the potential adverse impact on liquidity of your Class A shares if such shares are ineligible for inclusion in certain indices due to your dual class structure.
Your percentage ownership in us may be diluted in the future, page 40

6. Revise to discuss the dilutive effect to Class A shareholders of future issuances of high-
         vote shares.
Nobel Biocare Systems, page 85

7. Expand your discussion here of the N1 implant system to address the regulatory approval process, including what steps you have taken and what steps remain. Furthermore, balance your disclosure to state that you may not receive regulatory approval. Also, clarify how your system may be more efficient than currently used drilling protocols.
Sales and Distribution, page 89

8. Revise your disclosure to discuss the material terms of any long-term agreements you have with your significant distributor. File the agreements as exhibits or advise. If you do not have any long-term agreements with your significant distributor, revise your disclosure here and in your third risk factor on page 17 to clarify. Certain Relationships and Related Person Transactions, page 126

9. Please disclose the term and termination provisions of the Tax Matters Agreement and the
         Employee Matters Agreement mentioned on pages 130-132.
10. Please disclose the portion of your business affected by the Intellectual Property Matters
         Agreement and the DBS License Agreement mentioned on page 132.
 Amir Aghdaei
Envista Holdings Corporation
June 14, 2019
Page 3

       You may contact Michael Fay at 202-551-3812 or Gary Todd, Senior Accountant, at 202-
551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Heather Percival, Senior Attorney, at
202-551-3498 with any other questions.



                                                         Sincerely,
FirstName LastNameAmir Aghdaei
                                                         Division of
Corporation Finance
Comapany NameEnvista Holdings Corporation
                                                         Office of Electronics
and Machinery
June 14, 2019 Page 3
cc:       Thomas W. Greenberg
FirstName LastName